820-8527
(FAX:  820-8586)

February 14, 1994



By Electronic Transmission
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Ladies and Gentlemen:
On behalf of Instrument Partners and Forstmann Little
& Co. Subordinated Debt and Equity Management Buyout Partnership-IV, each a New York limited partnership, and pursuant to Rule 13d-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"), we are filing by direct transmission in electronic format Amendment No. 1 to the Schedule 13G which was originally filed on February 12, 1993 with respect to the Common Stock, par value $.01 per share, of General Instrument Corporation.
Pursuant to Rule 13d-2(c) promulgated under the 1934
Act, Amendment No. 1 filed herewith amends and restates the entire text of the Schedule 13G originally filed on February 12, 1993. Pursuant to Regulation S-T, we will submit a paper printout of the electronic filing and one conformed copy of Amendment No. 1 to the Schedule 13G. In addition, a copy of Amendment No. 1 to the Schedule 13G is being filed today with The New York Stock Exchange and is being sent today to General Instrument Corporation by registered mail.

Please direct any comments or questions you may have to the undersigned at the telephone number indicated above or to David J. Greenwald of this office at (212) 820-8209.
Very truly yours,

/S/ Cynthia M. Martins

Cynthia M. Martins, Esq.

cc:	Winston W. Hutchins
David J. Greenwald, Esq.

OMB APPROVAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
OMB Number	3235-0145
Expires:	 October 31, 1994
Estimated average burden
hours per response	14.90

SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No.     1   )*
General Instrument Corporation


(Name of Issuer)
Common Stock, par value $.01



(Title of Class of Securities)
370121 10 5


(CUSIP Number)



Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  37 0121 10  5
13G






1
NAME OF REPORTING PERSON
S.S.  or  I. R. S. IDENTIFICATION NO. OF ABOVE PERSON
Forstmann Little & Co. Subordinated Debt &
Equity
Management Buyout Partnership-IV

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
	(b) [x]

3
SEC USE ONLY



4
CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

5

SOLE VOTING POWER

8,705,275

6

SHARED VOTING POWER

None



7

SOLE DISPOSITIVE POWER

8,705,275



8

SHARED DISPOSITIVE POWER

None


9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,705,275

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

[]


11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
14.5%

12
TYPE OF REPORTING PERSON

PN


* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  37 0121 10  5
13G






1

NAME OF REPORTING PERSON
S.S.  or  I. R. S. IDENTIFICATION NO. OF ABOVE PERSON

Instrument Partners

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
	(b) [x]

3

SEC USE ONLY



4

CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

5

SOLE VOTING POWER

9,892,075


6

SHARED VOTING POWER

None


7

SOLE DISPOSITIVE POWER

9,892,075



8

SHARED DISPOSITIVE POWER

None


9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,892,075

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

[]


11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

16.5%

12
TYPE OF REPORTING PERSON

PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 amends and restates the entire text of the
Schedule 13G filed on February 12, 1993 by Instrument Partners and Fortsmann Little & Co. Subordinated Debt & Equity Management Buyout Partnership-IV with respect to the Common Stock of General Instrument Corporation.


Item 1 (a).

Name of Issuer.


General Instrument Corporation.


Item 1 (b).
Address of Issuer's Principal
Executive Offices.



181 West Madison Street
Chicago, Illinois 60602


Item 2 (a).
Names of Persons Filing.



This statement is filed by (i)
Instrument Partners and (ii)
Forstmann Little & Co. Subordinated
Debt and Equity Management Buyout
Partnership-IV ("MBO-IV").


Item 2 (b).
Address of Principal Business
Office, or, if none, residence.



The address of the principal
business office of each Reporting
Person is:

c/o Forstmann Little & Co.
767 Fifth Avenue
New York, New York 10153


Item 2 (c).
Citizenship.



Instrument Partners and MBO-IV are
each New York limited partnerships.

Item 2 (d).
Title of Class of Securities

The securities to which this
statement relates are shares of
Common Stock, par value $.01 per
share, of the Issuer ("Common
Stock").


Item 2 (e).
CUSIP Number.

The CUSIP number for the Common
Stock is 370121 10 5.


Item 3.
If this statement is filed pursuant
to Rule 13d-1(b), or 13d-2(b),
check whether the person filing is
a:

None of the options apply.  The
original Schedule 13G was filed
pursuant to Rule 13d-1(c).


Item 4.
Ownership.

The following information is as of
December 31, 1993:

(1)	Instrument Partners:

	(a)	Amount Beneficially Owned

	Instrument Partners, a New
York limited partnership, directly
owns 9,892,075 shares of Common
Stock.  FLC XXII Partnership, a New
York general partnership having its
principal business office at the
address set forth in response to
Item 2(b) of this statement, is the
general partner of Instrument
Partners.  TJ/JA L.P., a New York
limited partnership having its
principal business office at the
address set forth in response to
Item 2(b) of this statement, and
Nicholas C. Forstmann, Wm. Brian
Little, John A. Sprague, Steven B.
Klinsky and Winston W. Hutchins,
each a United States citizen with
his principal place of business
being at the address set forth in
response to Item 2(b) of this
statement, are the general partners
of FLC XXII Partnership.  Theodore
J. Forstmann, a United States
citizen whose principal place of
business is at the address set
forth in response to Item 2(b) of
this statement, is the general
partner of TJ/JA L.P.  Accordingly,
each of such individuals and
partnerships may be deemed to share
beneficial ownership of these
shares of Common Stock, but
specifically disclaim any such
beneficial ownership pursuant to
Rule 13d-4.



	(b)	Percent of Class.



	The shares of Common Stock
owned by Instrument Partners
represent approximately 16.5% of
the Common Stock.



	(c)	Number of shares as to
which such person has:



(i)	sole power to vote
or to direct the
vote -- 9,892,075



(ii)	shared power to
vote or to direct
the vote -- None.



(iii)	sole power to
dispose or to
direct the
disposition of --
9,892,075.



(iv)	shared power to
dispose or to
direct the
disposition of --
None.



(2)	MBO-IV:

	(a)	Amount Beneficially
Owned.

	MBO-IV, a New York limited
partnership, directly owns
8,705,275 shares of Common Stock.
FLC Partnership, a New York general
partnership having its principal
business office at the address set
forth in response to Item 2(b) of
this statement, is the general
partner of MBO-IV and, accordingly,
may be
deemed to share beneficial
ownership of these shares of Common
Stock, but specifically disclaims
any such beneficial ownership
pursuant to Rule 13d-4.  Theodore
J. Forstmann, Nicholas C.
Forstmann, Wm. Brian Little, Steven
B. Klinsky, Winston W. Hutchins and
Sandra J. Horbach, each a United
States citizen with his or her
principal place of business being
at the address set forth in
response to Item 2(b) of this
statement, are the general partners
of FLC Partnership.  Accordingly,
each of such individuals may be
deemed to share beneficial
ownership of these shares of Common
Stock, but specifically disclaim
any such beneficial ownership
pursuant to Rule 13d-4.



	(b)	Percent of Class.



	The shares of Common Stock
owned by MBO-IV represent
approximately 14.5% of the Common
Stock.



	(c)	Number of shares as to
which such person has:



(i)	sole power to vote or
to direct the vote --
8,705,275



(ii)	shared power to vote
or to direct the vote
- -- None.



(iii)	sole power to dispose
or to direct the
disposition of --
8,705,275.



(iv)	shared power to
dispose or to direct
the disposition of --
None.


Item 5.
Ownership of Five Percent or Less
of a Class.



Not Applicable.

Item 6.
Ownership of More than Five Percent
on Behalf of Another Person.



Not Applicable.


Item 7.
Identification and Classification
of the Subsidiary which Acquired
the Security Being Reported on By
the Parent Holding Company.




Not Applicable.

Item 8.
Identification and Classification
of Members of the Group.



Not Applicable.


Item 9.
Notice of Dissolution of Group.



Not Applicable.


Item 10.
Certification.



Not Applicable.

Signature

	After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 1994

Instrument Partners

	By:	FLC XXII Partnership,
		General Partner


	By:	   /S/ Winston W. Hutchins
		Winston W. Hutchins
		General Partner


Forstmann Little & Co. Subordinated Debt and Equity Management
Buyout Partnership-IV


	By:	FLC Partnership,
		General Partner


	By:	   /S/ Winston W. Hutchins
		Winston W. Hutchins
		General Partner




SEC 1745 (2/92)